
November 25, 2020

Aengus Kelly
Chief Executive Officer
AerCap Holdings N.V.
AerCap House
65 St. Stephen's Green
Dublin D02 YX20
Ireland

> **Re: AerCap Holdings N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed March 5, 2020**
> **File No. 001-33159**

Dear Mr. Kelly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2019

Consolidated Statements of Cash Flows, page F-9

1. Please tell us your basis under GAAP for classifying receipts and returns of security deposits and maintenance payments as financing activities in your statements of cash flows.

Note 3. Summary of Significant Accounting Policies
Flight equipment held for operating leases, net, page F-14

2. You disclose that flight equipment is depreciated over the estimated useful life of aircraft, which is generally 25 years from the date of manufacture, or a different period depending on your disposition strategy. Please tell us the extent to which your portfolio was

depreciated over a period other than its estimated useful life, the average depreciation period for such equipment, and whether equipment subject to this different depreciation term are based on the class of aircraft or other factors. Please also tell us whether there are situations in which the disposition strategy that results in a different depreciation term is known at the inception of your ownership of the equipment.

Maintenance rights and lease premium, net, page F-15

3.   We note your use of the term end of lease (EOL) contracts. Please tell us whether this refers to separate contracts with your customers or simply to a subset of provisions within your lease agreements that relate to the end of the lease term.

Please explain to us the distinction between EOL contracts and MR contracts in the context described in the second paragraph of this footnote.

You state that you recognize leasing expenses upon lease termination when the EOL contract maintenance assets exceeds the EOL cash received. Please tell us your basis for recognizing the write-off of your EOL contract maintenance asset upon lease termination rather than at or over some earlier period of the lease, such as when you determine it is not probable that the EOL cash received will cover the EOL contract maintenance asset or over the last expected maintenance cycle. Please also describe for us the circumstances in which EOL cash compensation exceeds the EOL contract maintenance rights asset.

Accrued maintenance liability, page F-17

4.   Please explain to us how the second and third sentences of the first paragraph of this note relate to your accrued maintenance liability account.

In the second paragraph you state that you may be obligated to make additional payments to the lessee. Please tell us what these payments are in addition to.

In the second paragraph you disclose that for all lease contracts, lessor maintenance contributions are recognized as leasing expenses when incurred. Please define "when incurred." Please also tell us whether you recognize a maintenance liability for lessor maintenance contributions for lease arrangements entered into other than those related to purchases of aircraft with a lease attached. If so, please describe for us such circumstances and when you recognize the liability.

Note 5. Flight equipment held for operating leases, net, page F-21

5.   We note from your Form 6-K filed November 10, 2020, that you have observed an increased number of airlines shifting away from certain classes of aircraft in favor of others. Please disclose balances and accumulated depreciation of major classes of equipment held for operating lease at the balance sheet date. Refer to ASC 842-30-50-13 and ASC 360-10-50-1.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services